Exhibit 1.2

CHAMPIONLYTE PRODUCTS, INC.

AGREEMENT TO BE BOUND

     In connection with a transfer of shares of Series II Convertible Preferred Stock (the “Preferred Stock”) and warrants to purchase shares of Common Stock (the “Warrants,” and together with the Preferred Stock, the “Securities”) of ChampionLyte Products, Inc., a Florida corporation (the “Company”), from U.S. Bancorp Investments, Inc. (“USBII”) to the undersigned, the undersigned:

     (a)  represents and warrants to the Company that the undersigned qualifies as an “accredited investor,” as that term is used in Regulation D promulgated under the Securities Act of 1933, as amended; and

     (b)  agrees with the Company:

(i) to take and hold the Securities subject to the provisions and upon the conditions specified in Article 7 of the SPA and the Other Agreements (as defined in the SPA), as applicable, as required by Section 7.1 of the SPA in connection with USBII’s transfer of the Securities;

(ii) to assume the obligations of USBII under, and agrees to be bound by the terms of, the RRA, as required by Section 5.5.1 of the RRA in connection with a transfer of USBII’s rights thereunder;

(iii) to be bound by the provisions of the IRA, as required by Section 4.2 of the IRA in connection with a transfer of USBII’s rights thereunder; and

(iv) to be bound by the provisions of the SHA, as required by Section 6 of the SHA in connection with a transfer of USBII’s rights thereunder.

              This Agreement to Be Bound shall be effective as of September 30, 2002.

U.S. Bancorp By: /s/ Laura F. Bednarski Name: Laura F. Bednarski Title: Vice President